UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-12557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Cascade Corporation Savings and Investment Plan

Table of Contents to Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

*	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, OR

June 26, 2012

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value
Cascade Corporation common stock	$7,085,082	$7,030,931
Registered investment companies	54,127,213	43,586,814
Collective trust funds	16,987,621	28,718,337
Self-directed brokerage accounts	238,882	323,025

Total investments	78,438,798	79,659,107

Receivables
Notes receivable from participants	888,175	1,089,275
Employer contribution	273,483	263,648

Total receivables	1,161,658	1,352,923

Net assets available for benefits at fair value	79,600,456	81,012,030
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(558,587)	(958,553)

Net assets available for benefits	$79,041,869	$80,053,477

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions
Investment income
Net depreciation in fair value of investments	$(1,422,519)
Interest and dividends	1,768,010

Net investment income	345,491

Interest income from participant notes receivable	48,585

Contributions
Participant	2,850,543
Employer	1,965,992
Rollovers	180,751

Total contributions	4,997,286

Total additions	5,391,362

Deductions
Benefits paid to participants	(6,399,204)
Administrative expenses	(3,766)

Total deductions	(6,402,970)

Net decrease	(1,011,608)
Net assets available for benefits
Beginning of year	80,053,477

End of year	$79,041,869

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) effective January 1, 1987, to provide a means for savings and investment by employees for retirement purposes. The Plan was amended and restated effective January 1, 2008, and was subsequently amended to reflect recent Internal Revenue Service (“IRS”) regulations including the Pension Protection Act and HEART Act, among other requirements. The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Section 401 of the Internal Revenue Code (“IRC”), as amended, and related regulations. The Plan is administered by a committee (the “Committee”) selected by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Mercer Trust Company (“Mercer”) is the Plan’s trustee, custodian and record keeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement or on the payroll of an entity other than the Company, are eligible to participate in the Plan. Employees of business units acquired after December 1, 2006, may participate to the extent the Committee determines. For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the employee’s severance from service date) is required. A participant who neither elects to contribute nor affirmatively elects not to contribute will be automatically enrolled in the Plan after one year of service at a contribution rate of 3%.

Contributions

Participants may contribute a percentage of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC, under such rules and limits as the Committee may establish from time to time. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 8% of base compensation (excluding overtime and bonus or other incentive pay) contributed to the Plan as an elective deferral. Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation (excluding overtime and bonus or other incentive pay) as a defined contribution amount, whether or not that eligible employee participates in the elective deferral portion of the Plan, provided that the employee is employed on the last day of the relevant calendar quarter.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings and Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon. Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon. A participant is fully vested in the employer’s defined contribution after three years of service. Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the three-year vesting requirement.

Notes Receivable from Participants

The Plan allows for discretionary loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain reductions set forth in the Plan) or the greater of $10,000 or 50% of their vested account balance. Participant notes receivable are collateralized by the balance remaining in the participant’s account, and note repayments are paid through payroll deductions. Note terms range from one to five years. Participants may arrange a note term of up to 10 years if the note is used to purchase a home which is the participant’s principal residence. The interest rate for a participant note is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%.

Payment of Benefits

Participant contributions and the vested portion of Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions. Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant. Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold. Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution. In any event, payment shall be made within 60 days after the close of the Plan year when the participant reaches age 65 and the participant’s employee status terminates.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used to reinstate previously forfeited participant account balances, reduce plan administrative expenses, and/or reduce future employer contributions. During the year ended December 31, 2011, no forfeitures were used. During the year ended December 31, 2010, $42,134 from the forfeiture account was used to fund a correction in the Plan. The correction reinstated 10 participants whose accounts were erroneously forfeited. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $37,461 and $24,782, respectively.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in level 3 fair value measurements. The update requires fair value disclosures by major category rather than by class of assets and liabilities in the Statement of Net Assets Available for Benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both level 2 and level 3 are also required. For all portions of the update except the gross presentation of activity in the level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. See Notes 3 and 4 for applicable disclosures.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurements and Disclosures (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. ASU 2011-04 will be effective for the Plan’s 2012 financial statements. The adoption of this new guidance is not expected to have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At December 31, 2011 and 2010, there were no amounts payable to participants.

Plan Expenses

Administrative and investment management expenses of the Plan are reflected in the net asset value of the individual mutual funds, collective trust funds and common stock. Therefore, Plan administrative and investment management expenses are paid by the participants. Transactional charges such as loan and stock trading fees are paid by the particular participants involved. The Company has paid certain expenses incurred in the administration of the Plan such as legal, accounting and auditing costs.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investment securities in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2011	2010
Putnam Stable Value Fund, at contract value	$16,429,034	$16,746,205
Vanguard Institutional Index Fund	15,675,672	—
American Funds AMCAP R6 Fund	8,769,739	—
Vanguard Wellington Fund Admiral Shares	7,245,811	—
Cascade Corporation common stock	7,085,082	7,030,931
Vanguard Extended Market Index Fund	6,144,243	—
Vanguard Total Bond Market Index Signal Fund	5,352,464	—
Royce Premier Fund Institutional	4,304,627	—
Putnam S&P 500 Index Fund	—	11,013,578
American Funds AMCAP Fund	—	8,520,766
The George Putnam Balanced Fund	—	6,715,970
Victory Diversified Stock Fund	—	5,384,459
Royce Premier Investor Class Fund	—	4,903,327
Vanguard Total Bond Market Index Institutional Fund	—	4,729,119

During 2011, the Plan’s net investments (including gains and losses on investments bought and sold, as well as those held during the year) depreciated in value by $1,422,519. The appreciation (depreciation) of each investment type is as follows:

Cascade Corporation common stock	$435,974
Registered investment companies	(1,909,177)
Collective trust funds	134,827
Self-directed brokerage accounts	(84,143)

$(1,422,519)

4.	Fair Value Measurements

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in methodologies used at December 31, 2011 and 2010. The following is a description of valuation methodologies used for assets measured at fair value:

•	Investments in registered investment companies are valued at the net asset value (NAV) of shares held by the Plan at year end where the price of the fund is quoted in an active market.

•	Investments in collective trust funds include two funds – Putnam S&P 500 Index Fund (level 2 measurement) and Putnam Stable Value Fund (level 3 measurement).

•

The Putnam S&P 500 Index Fund is not traded in an exchange and active market, however, the fair value is determined based on the net asset value per unit as determined by the collective trust fund’s audited December 31 financial statements as of the valuation date. There is no restriction in place with respect to daily redemptions of the fund. In 2011, this fund was discontinued as an investment option of the Plan.

•

The Putnam Stable Value Fund (“Stable Value Fund”), which holds primarily guaranteed investment contracts and security-backed investment contracts, is valued at fair value based upon the units held by the Plan. Fair value is disclosed in the Stable Value Fund’s audited December 31 financial statements. The fair value of the Stable Value Fund is not observable through daily transactions as participants’ transactions occur at contract value. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis, however, the Plan is subject to certain redemption restrictions, including deferral of withdrawal requests for up to 12 months, based on the fund’s liquidity limitations.

•	Investments in Cascade Corporation common stock is valued at the closing price reported on the New York Stock Exchange.

•	Investments in self-directed brokerage accounts include common stock which is valued at the closing price quoted on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

Investments at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Registered investment companies
Blended Funds	$28,011,895	$—	$—	$28,011,895
Growth Funds	13,074,366	—	—	13,074,366
Value Funds	7,586,426	—	—	7,586,426
Income Funds	5,352,464	—	—	5,352,464
Money Market Fund	102,062	—	—	102,062

Total registered investment companies	54,127,213	—	—	54,127,213
Collective trust funds
Putnam Stable Value Fund	—	—	16,987,621	16,987,621
Cascade Corporation common stock	7,085,082	—	—	7,085,082
Self-directed brokerage account	238,882	—	—	238,882

Total investments at fair value	$61,451,177	$—	$16,987,621	$78,438,798

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Registered investment companies
Blended Funds	$19,920,036	$—	$—	$19,920,036
Growth Funds	12,190,500	—	—	12,190,500
Value Funds	6,715,970	—	—	6,715,970
Income Funds	4,729,119	—	—	4,729,119
Other Funds	31,189	—	—	31,189

Total registered investment companies	43,586,814	—	—	43,586,814
Collective trust funds
Putnam S&P 500 Index Fund	—	11,013,578	—	11,013,578
Putnam Stable Value Fund	—	—	17,704,759	17,704,759

Total collective trust funds	—	11,013,578	17,704,759	28,718,337
Cascade Corporation common stock	7,030,931	—	—	7,030,931
Self-directed brokerage accounts	323,025	—	—	323,025

Total investments at fair value	$50,940,770	$11,013,578	$17,704,759	$79,659,107

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011.

Stable Value Fund
Balance, December 31, 2010	$17,704,759
Unrealized losses relating to instruments still held at the reporting date	(399,967)
Purchases	10,552,141
Sales	(10,854,730)
Distributions	(13,282)
Forfeitures	(1,300)

Balance, December 31, 2011	$16,987,621

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Tax Status

The IRS has determined and informed the Company by a letter dated December 2, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Subsequent to December 2, 2008 the Plan has been amended. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

6.	Related-Party Transactions

Certain Plan investments are shares of Company common stock. Purchases and sales of Company common stock were $6,735,319 (155,154 shares) and $7,117,142 (153,659 shares), for the year ended December 31, 2011. At December 31, 2011 and 2010, the Plan held $7,085,082 (150,203 shares) and held $7,030,931 (148,708 shares), respectively, of Company common stock.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$79,041,869	$80,053,477
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	558,587	958,553

Net assets available for benefits per Form 5500	$79,600,456	$81,012,030

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of the net change in investment income (loss) for the year ended December 31, 2011 per the financial statements to the Form 5500:

Net investment income per financial statements	$345,491
Change in adjustment from contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(399,966)

Net investment loss per Form 5500	$(54,475)

9.	Subsequent Events

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Supplemental Schedule

Cascade Corporation Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower	Maturity Date, Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value
*	Cascade Corporation	Common stock, 150,203 shares	—	$7,085,082
	Vanguard Institutional Index Fund	Registered investment companies, 136,263 shares	—	15,675,672
	American Funds AMCAP R6 Fund	Registered investment companies, 464,253 shares	—	8,769,739
	Vanguard Wellington Fund Admiral Shares	Registered investment companies, 133,859 shares	—	7,245,811
	Vanguard Extended Market Index Fund	Registered investment companies, 156,183 shares	—	6,144,243
	Vanguard Total Bond Market Index Fund	Registered investment companies, 486,588 shares	—	5,352,464
	Royce Premier Fund Institutional	Registered investment companies, 230,687 shares	—	4,304,627
	Vanguard Total International Stock	Registered investment companies, 130,343 shares	—	3,414,986
	American Funds Europacific Growth Fund R6	Registered investment companies, 79,049 shares	—	2,776,994
	Hartford Dividend and Growth IA	Registered investment companies, 9,114 shares	—	176,274
	Blackrock Mid Cap Value Opps	Registered investment companies, 5,781 shares	—	97,874
	Dodge & Cox International Fund	Registered investment companies, 2,273 shares	—	66,467
	Federated Money Market Fund	Registered investment companies, 102,062 shares	—	102,062

	Total registered investment companies			54,127,213
	Putnam Stable Value Fund	Collective trust funds, 16,429,034 shares	—	16,987,621
	Self-directed brokerage accounts	Self-directed accounts	—	238,882

	Total investments			78,438,798

*	Participant loans	4.25% - 9.50%, maturities from 2012 to 2021	—	888,175

				$79,326,973

*	Represents a party-in-interest to the Plan.
(1)	Cost information has been omitted with respect to participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan

Date: June 26, 2012
	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Joseph G. Pointer
Joseph G. Pointer
Administrative Committee Member